SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Modtech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

60783C100

(CUSIP Number)

March 18, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles A. Hamilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,500 *

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 34,500 *

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,500 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Infrastructure and Environmental Private Equity Fund III, L.P. 36-4125294

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,046,667 *

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,046,667 *

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,667 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Environmental & Information Technology Private Equity Fund III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 261,668 *

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 261,668 *

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 261,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Modtech Holdings, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2830 Barrett Avenue Perris, CA 92571

Item 2.
(a)

Name of Person Filing
Charles A. Hamilton ("Hamilton"), Infrastructure and Environmental Private Equity Fund III, L.P. ("IEPEF III") and Environmental & Information Technology Private Equity Fund III ("EITPEF").

(b)

Address of Principal Business Office or, if none, Residence
Hamilton maintains his principal place of business at 6065 Shelter Bay Avenue, Mill Valley, California 94941.  IEPEF III and EITPEF maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

(c)

Citizenship
Hamilton is a citizen of the United States.  IEPEF III is a Delaware limited partnership.  EITPEF is a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany.

	(d)	Title of Class of Securities Common Stock, par value $.01
	(e)	CUSIP Number 60783C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
Hamilton is the record owner of 34,500 shares (which number includes 5,000 common stock options at an exercise price of $9.25 per share, and 10,000 common stock options at an exercise price of $6.00 per share).

IEPEF III is the record owner of 1,046,667 shares.
EITPEF is the record owner of 261,668 shares.
(b)

Percent of class:
Hamilton is the record owner of 0.3%, based upon 13,456,365  shares outstanding.  IEPEF III is the beneficial owner of 7.8%, based upon 13,456,365  shares outstanding.  EITPEF is the beneficial owner of 1.9%, based upon 13,456,365  shares outstanding.  The shares used to calculate these percentages were reported outstanding on Issuer's 11/14/02 Form 10-Q EDGAR filing.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Hamilton 34,500 shares IEPEF III 1,046,667 shares EITPEF 261,668 shares
(ii) Shared power to vote or to direct the vote N/A
(iii) Sole power to dispose or to direct the disposition of Hamilton 34,500 shares IEPEF III 1,046,667 shares EITPEF 261,668 shares
(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit I.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

/s/ Charles A. Hamilton
CHARLES A. HAMILTON

INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P., a Delaware Limited Partnership

	By:	Infrastructure and Environmental Private Equity Management III, LLC, its general partner

	By:	First Analysis IEPEF Management Company III, LLC, its managing member

	By:	/s/ Bret R. Maxwell
Bret R. Maxwell, Managing Member

ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, Gesellschaft bürgarlichen Rechts (mit Haftungsbeschänkung), a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

	By:	Infrastructure and Environmental Private Equity Management III, L.L.C., its Investment Manager

	By:	First Analysis IEPEF Management Company III, LLC, its Managing Member

	By:	/s/ Bret R. Maxwell
Bret R. Maxwell, Managing Member